EXHIBIT 12.1

Domino’s Pizza, Inc.

Computation of Ratio of Earnings to Fixed Charges

	Fiscal years ended
(dollars in thousands)	January 3, 2010	January 2, 2011	January 1, 2012	December 30, 2012	December 29, 2013
Income before provision for income taxes	$135,522	$138,945	$167,806	$181,187	$225,099
Fixed charges	123,596	109,149	103,577	113,483	101,047

Earnings as defined	$259,118	$248,094	$271,383	$294,670	$326,146

Fixed charges (1):
Interest expense	$110,945	$96,810	$91,635	$101,448	$88,872
Portion of rental expense representative of interest	12,651	12,339	11,942	12,035	12,175

Total fixed charges	$123,596	$109,149	$103,577	$113,483	$101,047

Ratio of earnings to fixed charges	2.1x	2.3x	2.6x	2.6x	3.2x

(1)	Fixed charges are determined as defined in instructions for Item 503 of Regulation S-K and include interest expense and our estimate of interest included in rental expense (one-third of rent expense under operating leases).